Exhibit 99.6

Company	Wolseley PLC
TIDM	WOS
Headline	Holding(s) in Company
Released	08:52 23-Jan-07
Number	9700P
RNS Number: 9700P
Wolseley PLC
23 January 2007
NOTIFICATION OF MAJOR INTERESTS IN SHARES
1) Name of company: Wolseley plc
2) Name of shareholder having a major interest:
Baillie Gifford & Co
3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18:
In respect of the above holder.
4) Name of the legal entities / registered holder(s) and, if more than one holder, the number of shares held by each of them:

29,289,711	Baillie Gifford & Co
7,484,333	Baillie Gifford Overseas Limited
8,150,651	Baillie Gifford Life Limited
1,221,282	Baillie Gifford & Co Limited
5) Number of shares/amount of stock acquired:
not disclosed
6) Percentage of issued class:
not disclosed
7) Number of shares/amount of stock disposed:
Nil
8) Percentage of issued class:
n/a
9) Class of security:
Ordinary shares of 25p each
10) Date of transaction:
19 January 2007

11) Date company informed:
22 January 2007
12) Total holding following this notification:
46,145,977
13) Total percentage holding of issued class following this notification:
7.0%
14) Any additional information:
Initial disclosure under new Disclosure and Transparency Rules
15) Name of contact and telephone number for queries:
Mark J. White — 0118 929 8700
16) Name and signature of authorised company official responsible for making this notification:
Mark J White, Group Company Secretary & Counsel
Date of notification:
23 January 2007
END
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